UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 11, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MasterCard Incorporated
File No. 001-32877 - CF#22414

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       MasterCard Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 1, 2008.

       Based on representations by MasterCard Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

               Exhibit 10.1   through December 31, 2011

               Exhibit 10.3   through December 31, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                       David L. Orlic
                       Special Counsel